September 15, 2020

United States Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Resgreen Group International, Inc. Offering Statement on Form 1-A Filed August 18, 2020 File No. 24-11297

Dear Mr. Kelly,

The Company is in receipt of the Commission’s letter dated September 9, 2020. The Company has amended its filing on Form 1-A in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the letter. We have included a narrative response herein keyed to the comments set forth in the Staff’s comment letter.

Offering Statement on Form 1-A filed August 18, 2020

General

1. Disclosure in Part I, Item 4 of the Form 1-A indicates that you are offering 35 million shares of common stock at $0.10 per share, whereas disclosure in Part II, Item 1 of the Form 1-A indicates that you are offering 43,750,000 shares of common stock at a price range between $0.05 and $0.08 per share. Please reconcile the disclosures. Additionally, note that if you include a price range in the offering statement, you must use the midpoint of that range to respond to Part I, Item 4 of the Form 1-A. Please revise.

Response:

The Company has revised Parts I and II of Form 1-A to reflect it is offering 53,846,155 shares of the Company’s common stock. This amount was determined by using an offering price of $.065 per share, being the midpoint between the price range of $.05 - $.08 per shares set forth in the offering statement.

22800 Hall Road, Unit 510, Clinton Township, Michigan 48036-4805

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Risk Factors, page 7

2. We note Section 6 of Exhibit 4.1. Please disclose whether this provision is intended to apply to claims arising under the Securities Act or Exchange Act. If so, please revise to describe the provision and the risk that it presents to investors. For example, discuss whether the provision results in increased costs to bring a claim, limited access to information, and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable. Also revise to discuss any uncertainty related to whether a court would enforce the provision.

Response

In response to the Staff´s comment, the Company has added a new risk factor in Amendment No. 1 to clarify that the Company’s exclusive forum provision in the Subscription Agreement attached as Exhibit 4.1 does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and to identify the risks and other potential impacts of the exclusive forum provision on investors. For the Staff’s convenience, the full text of the new risk factor included in Amendment No. 2 is copied below:

“The Subscription Agreement for this Offering provides that, unless we consent in writing to the selection of an alternative forum, the state and federal courts located in Broward County, Florida will be the sole and exclusive forum for substantially all disputes between us and subscribers to this Offering, which could limit your ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and you will not be deemed to have waived our compliance with these laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities pursuant hereto shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit your ability to bring a claim in a judicial forum of your choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

22800 Hall Road, Unit 510, Clinton Township, Michigan 48036-4805

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If a court were to find the choice of forum provision contained in the Subscription Agreement, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.”

Use of Proceeds, page 16

3. Please reconcile the amount of offering expenses disclosed here with the amount on the offering circular cover page.

Response:

The amount of offering expenses has been reconciled to reflect estimated offering expenses of $125,000.

Preferred Stock, page 20

4. Please reconcile the reference here and throughout the offering circular to 100 votes per share of preferred stock with the reference on page 43 and Exhibit 2.3 to 1,000 votes per share of preferred stock. Also revise the table on page 33 to reflect ownership of the preferred stock.

Response:

The references to the votes per share of Series A Preferred Stock have been corrected and an additional table has been added showing the beneficial ownership of the preferred stock.

Exhibit 12.1

Legality Opinion, page 1

5. Address each of these items in a revised legality opinion:

•	the purpose of the reference to Green Stream in the first paragraph is unclear; and

•	remove the reference to selling securityholders in the fourth paragraph as there are no selling securityholders.

22800 Hall Road, Unit 510, Clinton Township, Michigan 48036-4805

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Response:

The reference to “Green Stream” was a scrivener’s error and has been corrected.

References to selling security holders has been removed.

Should the staff have any additional comments they contact counsel for the Company Jonathan D. Leinwand, Esq., at (954) 903-7856.

Very Truly Yours, RESGREEN GROUP INTERNATIONAL INC.

By:	/s/ Parashar Patel
Parashar Patel, CEO

22800 Hall Road, Unit 510, Clinton Township, Michigan 48036-4805

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